SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DANA CORPORATION
(Name of Subject Company (Issuer))

DELTA ACQUISITION CORP.
ARVINMERITOR, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

23581110
(CUSIP Number of Class of Securities)

Vernon G. Baker, II, Esq.
ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084
Telephone: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Friedman, Esq.
Steven P. Buffone, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Ave.
New York, New York 10166
Telephone: (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CONTACTS:
Investor Inquiries	Media Inquiries
Beth Gurnack / Lin Cummins	Lin Cummins
(248) 655-2159	(248) 435-7112
beth.gurnack@arvinmeritor.com	linda.cummins@arvinmeritor.com

Dan Katcher / Matt Sherman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

FOR IMMEDIATE RELEASE

ARVINMERITOR TO COMMENCE TENDER OFFER TO ACQUIRE DANA
FOR $15 PER SHARE IN CASH

Troy, MI, July 8, 2003 – ArvinMeritor, Inc. (NYSE: ARM) today announced that it intends to commence a tender offer to acquire all of the outstanding shares of Dana Corporation (NYSE: DCN) for $15.00 per share in cash. ArvinMeritor’s offer represents a premium of 56% over Dana’s closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing, a premium of 39% over Dana’s average closing stock price for the last 30 trading days, and a premium of 25% over Dana’s closing stock price on July 7, 2003, the last trading day before today’s announcement.

The proposed transaction has a total equity value of approximately $2.2 billion assuming 148.6 million shares of Dana outstanding. In addition, Dana has net debt and minority interests of approximately $2.2 billion, accounting for Dana Credit Corporation on an equity basis, bringing the total enterprise value to approximately $4.4 billion. The transaction is anticipated to be significantly accretive to ArvinMeritor’s earnings per share in the first year after the transaction closes.

Larry Yost, Chairman and Chief Executive Officer of ArvinMeritor, stated, “We believe that to succeed in today’s increasingly global and competitive automotive supplier industry, we must take actions that will increase the opportunities available to our company in the future and enhance value for our shareowners, customers and employees. We would prefer to meet with the Dana Board and its advisors to discuss our all-cash offer and negotiate a mutually acceptable transaction; however, Dana has rejected our prior proposals and refused our requests to enter into discussions. Therefore, we believe it is necessary to take our offer directly to Dana’s shareowners.”

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Mr. Yost continued, “We believe that together, ArvinMeritor and Dana will be a stronger Tier One supplier providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a stronger, more competitive global enterprise.

“A combined ArvinMeritor-Dana will have a more diversified product mix and a balanced customer base. Importantly, the combined company will have the increased capability to accelerate growth; make strategic investments; and enlarge our diversified portfolio of products and services. It also will enable us to expand our content per vehicle by developing a complete undercarriage and drivetrain system technology capability to serve both the light and commercial vehicle industries, as we strengthen the powertrain product portfolio. The transaction will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own,” added Mr. Yost.

“ArvinMeritor and Dana together will be one of the world’s largest automotive suppliers with strong financials and a solid leadership team. ArvinMeritor has a proven track record of successful integration of large-scale mergers and is committed to retaining the best and the brightest employees from each organization. This is a strategically advantageous combination and we are committed to making it a reality. Our offer permits Dana’s shareowners to realize an attractive cash value today without bearing the risks of Dana’s long-term restructuring efforts. We are hopeful that Dana’s Board will recognize the significant benefits to Dana and its shareowners and will reconsider our requests to meet with us to discuss our all-cash offer,” concluded Mr. Yost.

ArvinMeritor noted that in addition to the compelling strategic fit of the product portfolios of Dana and ArvinMeritor, the transaction will result in the ability to share best practices and to achieve significant sales, operating and cost synergies. Based on publicly available information, ArvinMeritor expects to achieve annual cost synergies in the range of $200 million as a result of this transaction.

The Company noted that the offer will be conditioned upon, among other things, the removal of Dana’s poison pill, acceptance by more than two-thirds of Dana’s shares, receipt of necessary regulatory approvals, obtaining necessary financing and other customary conditions. The full terms and conditions will be contained in the Offer to Purchase, which will be filed with the Securities and Exchange Commission and mailed to Dana’s shareowners.

The Company also filed today a lawsuit against Dana and its Board of Directors in the Circuit Court for the City of Buena Vista, Virginia, asserting, among other things, that Dana’s Board breached its fiduciary duties to Dana’s shareowners when it rejected ArvinMeritor’s proposals without meeting with ArvinMeritor.

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ArvinMeritor currently owns 1,085,300 shares of Dana’s common stock.

UBS Investment Bank is acting as financial advisor and dealer manager, Gibson, Dunn & Crutcher LLP is acting as legal counsel and MacKenzie Partners, Inc. is acting as information agent for ArvinMeritor’s offer.

Attached are the complete texts of the July 8 letter from Larry Yost, Chairman and Chief Executive Officer of ArvinMeritor, to Joseph Magliochetti, Chairman, President and Chief Executive Officer of Dana, and of the June 16 letter from Mr. Yost to Dana’s Board of Directors:

“July 8, 2003

Mr. Joseph Magliochetti Chairman, President and Chief Executive Officer Dana Corporation 4500 Dorr Street Toledo, OH 43615

Dear Joe:

In light of the dramatic changes taking place in our industry, the attractive cash price we are prepared to offer your shareowners and the compelling strategic fit of our two companies, our Board was surprised and disappointed when in response to our repeated efforts to effect a business combination of our two companies you informed us that Dana has “no interest whatsoever” in pursuing a transaction.

Because Dana has been unwilling to proceed with a business combination or even have an initial meeting with us to discuss our proposal, we are taking our offer directly to Dana’s shareowners. We write to inform you that we will publicly disclose this morning our intention to commence a tender offer to purchase all of the outstanding shares of Dana for $15.00 per share in cash. Our improved offer above the $14.00 per share that we indicated to you in our earlier communications demonstrates our full commitment to consummating this transaction. We are hopeful that your Board recognizes the significant benefits of our offer to Dana and its shareowners.

We believe this is the most effective way to bring our two companies together and we are confident that our offer will be well received by your shareowners. Notwithstanding the significant uncertainties facing Dana and its business today, our offer permits Dana’s shareowners to realize a premium of 56% over Dana’s closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing. It also represents a premium of 39% over Dana’s average closing stock price for the last 30 trading days and a premium of 25% over Dana’s closing stock price on July 7, 2003, the last trading day before today’s announcement.

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Although we have found it necessary to go directly to your shareowners with our offer, it remains our strong preference to work together with the Dana Board to reach a mutually agreeable transaction. To this end, we and our advisors are prepared to meet with you and your advisors to discuss the terms of our offer and to negotiate a definitive agreement.

As I have expressed to you, if you are willing to work with us to consummate a transaction, we may be prepared to analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction.

I am confident that if we work together we can quickly close a transaction that is in the best interests of both companies’ shareowners and other interested constituencies. We hope you will reconsider your decision and meet with us.

On behalf of the ArvinMeritor Board of Directors,

Sincerely,

/s/ Larry Yost Larry Yost Chairman and Chief Executive Officer”

“June 16, 2003

Mr. Joseph M. Magliochetti
Mr. Benjamin F. Bailar
Mr. A. Charles Baillie, Jr.
Mr. Edmond M. Carpenter
Mr. Eric Clark
Ms. Cheryl W. Grise
Mr. Glen H. Hiner
Mr. James P. Kelly
Ms. Marilyn R. Marks
Mr. Richard B. Priory
Mr. Fernando M. Senderos

To the Board of Directors of Dana Corporation:

On June 4, 2003 I spoke with and wrote to Joe Magliochetti, Chairman and Chief Executive Officer of Dana Corporation, proposing a combination of ArvinMeritor

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and Dana in which ArvinMeritor will acquire all of the outstanding shares of Dana for $14.00 per share in cash. This will provide your shareholders with a premium of 45% over Dana’s closing stock price on June 3, 2003, the last trading day before I submitted our proposal to Mr. Magliochetti in writing.

On June 13, 2003 we received a letter from Mr. Magliochetti stating that Dana had no interest whatsoever in pursuing a business combination with ArvinMeritor or entering into discussions with ArvinMeritor regarding our merger proposal. Notwithstanding that Mr. Magliochetti twice indicated to me during our initial phone conversation on June 4, 2003 that Dana was not for sale and further reiterated this in our phone conversation on June 12, 2003, we were surprised that the Dana Board decided to forgo even an initial meeting with us to discuss our proposal in light of the significant value we are prepared to offer your shareholders.

I am writing to reiterate our serious interest in pursuing a transaction between ArvinMeritor and Dana and to provide further strategic perspective as to why it makes sense to bring our two companies together. After a thorough review with our financial and legal advisors of the publicly available information concerning Dana, the ArvinMeritor Board has concluded that the strategic and financial benefits of a business combination to both of our companies’ shareholders and other interested constituencies are simply too compelling to ignore.

The combination of ArvinMeritor and Dana will create a stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise.

Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders. A combined ArvinMeritor-Dana will extend our market reach. Importantly, the combined company will have the increased capability to accelerate growth; make strategic investments; and enlarge our diversified product, service and market portfolio.

In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

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A combination of Dana and ArvinMeritor will also afford us the opportunity to combine the skills of each of our talented workforces. As I indicated in my initial letter to Mr. Magliochetti, our objective is to complete a combination that retains the best and the brightest from each of our organizations. As a result, we hope to integrate as many of your employees as is practical into the ArvinMeritor family. We have a proven track record of successfully integrating large-scale transactions, as evidenced by the merger of our predecessor companies, Arvin and Meritor. I am confident that we will be able to join our two companies together to build a stronger, more efficient leader in the automotive supply industry that is well positioned for future growth and success.

We are confident that our attractive all-cash proposal will be well received by Dana’s shareholders and it is our hope that the Dana Board recognizes the significant benefits to Dana and its shareholders. Moreover, our proposal would permit your shareholders to realize this substantial cash value today. Because it remains our strong preference to work together with the Dana Board, we are flexible in considering a mix of cash and stock consideration if it will facilitate a transaction. In addition, if you are willing to work with us to consummate a transaction quickly, we may be prepared to analyze further whether a higher value is warranted. We are ready to meet with you on a moment’s notice. We hope you will reconsider your decision and meet with ArvinMeritor and its advisors to discuss our proposal.

Our merger proposal is conditioned upon the negotiation and execution of a definitive merger agreement and the receipt of necessary shareholder and regulatory approvals. With the advice of counsel, we have carefully considered all relevant issues regarding the required regulatory approvals, and we are confident that they can be obtained. As I mentioned in my last letter, financing is not an issue.

I would like to reiterate our strong preference to work cooperatively within the framework of a negotiated transaction. To this end, we and our advisors are prepared to meet with you and your advisors immediately to discuss the terms of our proposal and to negotiate a definitive agreement. I am confident that if we work together we can quickly close a transaction that is in the best interests of both companies’ shareholders and other interested constituencies.

I look forward to hearing from you in the near future.

Sincerely,

/s/ Larry D. Yost

Larry D. Yost Chairman and Chief Executive Officer”

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ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor’s common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company’s Web site at: www.ArvinMeritor.com.

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DANA CORPORATION OR ARVINMERITOR, INC. ARVINMERITOR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ARVINMERITOR WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ARVINMERITOR AT 2135 W. MAPLE ROAD, TROY, MI 48084, ATTN: INVESTOR RELATIONS. COP IES OF THE OFFER TO PURCHASE AND RELATED TENDER OFFER MATERIALS CAN ALSO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS, INC. AT (212) 929-5500 COLLECT OR AT (800) 322-2885 TOLL-FREE OR BY EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor’s debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor’s debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor’s Securities and Exchange Commission filings.

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# # #

Public Teleconference:

ArvinMeritor will hold a conference call today at 11:00 a.m. EDT to discuss the offer for Dana. To access the conference call, listeners calling from within North America should dial 800-619-8522 at least 10 minutes prior to the start of the conference. Those wishing to access the call from outside North America should dial +1-210-234-0582.

A slide presentation and an audiocast of the conference call will be available at www.ArvinMeritor.com.